FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Consolidated results for the fourth quarter of 2011

Consolidated Results Q4 2011

CONTENT

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE FOURTH QUARTER 2011	3
2. ANALYSIS OF OPERATING RESULTS	4
2.1 UPSTREAM	4
2.2 DOWNSTREAM	7
2.3 CORPORATE	8
3. HIGHLIGHTS OF THE QUARTER AND SUBSEQUENT EVENTS	9
4. TABLES	11
4.1 CONSOLIDATED STATEMENT OF INCOME	12
4.2 CONSOLIDATED BALANCE SHEET	13
4.3 CONSOLIDATED STATEMENT OF CASH FLOWS	14
4.4 MAIN PHYSICAL MAGNITUDES	15
4.5 ADDITIONAL INFORMATION ON OIL AND GAS RESERVES	16

Consolidated Results Q4 2011

Net income in the fourth quarter of 2011 reached ARS 790 million

Q4	Q3	Q4	Var.%	Result Fourth Quarter 2011	Jan-Dec	Jan-Dec	Var.%
2010	2011	2011	Q411/Q410		2010	2011	2011/2010
Amounts expressed in million of Argentine pesos
1,867	2,677	1,459	-21.9%	Operating income	9,475	8,563	-9.6%
2,076	3,108	1,665	-19.8%	Operating profit*	10,151	9,652	-4.9%
1,065	1,752	790	-25.8%	Net income	5,790	5,296	-8.5%
3,101	3,676	5,365	73.0%	Investments	8,583	13,793	60.7%
				Earnings per share
2.71	4.45	2.01	-25.8%	Earnings per share ARS	14.72	13.47	-8.5%
Note: Unaudited figures. Amounts in accordance with Argentine GAAP
* Operating income considering the inclusion of holding gains on inventories in the costs of sales

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE FOURTH QUARTER 2011

Operating income was ARS 1,459 million in the fourth quarter of 2011, 21.9% lower than in the same period of 2010. This drop was mainly due to higher purchases and operating costs, which proportionally outpaced the higher income of the quarter.

Operating revenues in the fourth quarter of 2011 reached ARS 15,260 million, 23.9% higher than in the same period of the previous year. This increase was positively affected by the changes to a higher value added product mix and price adjustments in the domestic market. Additionally, it is worth mentioning that income in the fourth quarter of 2011 was negatively affected by the temporary interruption of the Petroleum Plus Program, which has been applied retroactively. Such interruption had a negative impact of USD 171 million in the operating income of the fourth quarter and, compared to the last quarter of 2010, implied a difference of USD 223 million.

Although production continued to recover its pace once the union conflicts in the provinces of Santa Cruz and Chubut were over, in order to meet the growing local fuels demand, it was necessary to maintain higher purchase volumes from third parties, compared to the fourth quarter of 2010. Therefore, purchases were 58.7% higher than in the fourth quarter of 2010.

Operating costs in the fourth quarter of 2011 were 21.6% higher than in the same period of 2010, mainly due to higher royalties paid to the provinces, higher depreciation and higher expenses related to salaries, external services, and transport and freight.

Net income for the period was ARS 790 million, 25.8% lower than in the same period of 2010.

Total investments in property, plant and equipment in the quarter reached ARS 5,365 million, outpacing those in the fourth quarter of 2010 by 73%. This increase was driven by a stronger activity in the Upstream business and the progress in the Downstream projects.

Finally, in 2011 the reserve replacement ratio was 113%, which is higher than the level reached in 2010, which was 84%. Moreover, it is important to highlight that in 2011 the oil replacement ratio was 169%, which is higher than the 100% reached in 2010.

Consolidated Results Q4 2011

2. ANALYSIS OF OPERATING RESULTS

2.1  UPSTREAM (1)

Q4	Q3	Q4	Var.%	(Unaudited Figures)	Jan-Dec	Jan-Dec	Var.%
2010	2011	2011	Q411/Q410		2010	2011	2011/2010
1,063	1,233	891	-16.2%	Operating income* (MARS)	6,210	4,977	-19.9%
221.6	228.0	236.7	6.8%	Crude oil production (Kbbld)	240.9	222.6	-7.6%
55.9	44.2	60.0	7.3%	NGL production (Kbbld)	51.8	50.4	-2.7%
35.9	34.9	33.1	-7.8%	Gas production (Mm3d)	38.1	34.2	-10.2%
503.5	491.7	504.9	0.3%	Total production (Kboed)	532.5	488.1	-8.3%
166	60	190	14.5%	Exploration costs (MARS)	344	574	66.9%
1,782	2,676	3,044	70.8%	Investments (MARS)	5,896	9,279	57.4%
International Prices
86.5	113.4	109.4	26.5%	Brent** (USD/bbl)	79.5	111.3	40.0%
3.8	4.2	3.5	-7.9%	Gas Henry Hub** (USD/Mmbtu)	4.4	4.0	-9.1%
				Realization Prices
53.3	60.9	66.0	23.8%	Crude oil prices in domestic market. Period average (USD/bbl)	49.7	59.5	19.7%
2.35	1.77	2.65	12.8%	Average gas price (USD/Mmbtu)	1.99	2.23	12.1%
* In accordance with Argentine GAAP
** Source: Reuters

(1)	Includes controlled companies
MARS: millions of pesos.

Upstream operating income was ARS 891 million, 16.2% lower than in the fourth quarter of 2010.

The operating revenue of the fourth quarter was affected as a result of the temporary interruption of the Petroleum Plus Program, which was applied retroactively, and had a negative impact of approximately USD 171 million. With respect to positive developments, it is worth highlighting the constant price adjustments in the domestic market and the higher sales volumes and averages prices of natural gas. On the other hand, operating costs went up as a result of an increase in operating and maintenance costs due to increased costs associated to services rendered by third parties and salaries adjustments agreed upon with several unions. Such costs also rose as a consequence of the depreciation effect related to higher production volumes compared to the same period of 2010 and higher oil royalties, mainly due to a higher wellhead price and higher volumes produced compared to the fourth quarter of 2010.

Consolidated Results Q4 2011

With respect to the international markets, the average indicator of Brent international price for the fourth quarter of 2011 was 109.4 USD/bbl, 26.5% higher than in the fourth quarter of 2010. In this context, the price of crude oil in the local market for the same period increased by 23.8% to 66 USD/bbl. As for natural gas, the average sales price was 2.65 USD/Mmbtu, 12.8% higher than in the fourth quarter of 2010, mainly due to better prices on sales to the industrial sector and thermal power plants.

Crude oil and NGL production reached 236.7 kbbld and 60 Kbbld respectively, 6.8% and 7.3% higher than in the fourth quarter of 2010. This increase was mainly attributable to the fact that operations in the provinces of Santa Cruz and Chubut had been affected by strikes in December 2010, while there were no strikes in the fourth quarter of 2011. As for natural gas, production in the fourth quarter of 2011 was 33.1 Mm3d, 7.8% lower than in same period of 2010 due to natural depletion of fields. Total production of hydrocarbons in the fourth quarter of 2011 was 504.9 Kboed compared to 503.5 Kboed in the fourth quarter of 2010.

The results of controlled companies in the Upstream business, including mainly Compañía Mega, YPF Holdings, YPF International and YPF Oil Services, was ARS 22 million in the fourth quarter of 2011.

Cumulative results

Cumulative operating income in Upstream throughout 2011 was ARS 4,977 million, 19.9% lower than in the same period of 2010. This downturn was mainly driven by: a fall in crude oil production (-7.6%) due to worker strikes in the second quarter of 2011; lower natural gas production (-10.2%) as a consequence of the natural decline of the fields; higher operating costs and exploration expenses. Higher revenues resulting from price adjustments in crude oil and gas have not offset the negative effects mentioned above.

Investment

Investments in Upstream rose to ARS 3,044 million in the fourth quarter of 2011, outpacing those for the same period of 2010 by 70.8%. This increase was a consequence of the rising exploratory and development activities, both conventional and non-conventional.

Investments made on conventional formations, mainly with the purpose of improving the recovery factor, were directed to the spread of water infill (secondary recovery), campaigns on infill drilling, tertiary recovery pilot projects and exploration. On the latter scheme, the discovery in the Chachahuen block, in the province of Mendoza is worth mentioning, in respect of which information was provided regarding a finding with an estimated potential of 40 Mboe on February 5, 2012. 1

1 Proved reserves may not have been recognized at all in connection with the discoveries referred to in this document and the related resources may only be recognized as proved reserves once the applicable regulations and requirements for booking proved reserves issued by the Comisión Nacional de Valores (National Securities Commission) and the Securities and Exchange Commission are met.

Consolidated Results Q4 2011

Regarding non conventional hydrocarbons, during the fourth quarter of 2011, results from the activity carried out allowed us to appraise in LLL Norte a surface of 428 km2 with estimated technically recoverable resources of 927 million barrels of oil equivalent. Additionally, the drilling of La Amarga Chica-x3 vertical well targeting the same horizon, located north of LLL Norte, with initial tests showing production flows of 400 boe/d and a 35 API quality oil, was completed.

Throughout 2011, accumulated Upstream investments were ARS 9,279 million, 57.4% above those for 2010, mainly due to: a stronger activity in non conventional hydrocarbons exploration and appraisal as much as in the development of conventional areas; the agreement celebrated with the Mendoza province government to extend for a ten year period, from the original expiration terms, the concessions of the 16 areas where the company operates in Mendoza (which involved an investment of ARS 564 million for the year 2011), and finally the construction of an LNG port in Escobar, which reached a total investment of approximately ARS 280 million.

Reserves

As a result of the activity carried out throughout 2011, the reserves replacement ratio was 113%, outpacing 2010 level of 84%. Additional proved reserves amounted to 201 Mboe, 137 Mbbl being oil, 16 Mbbl NGL and 7,633 Mm3 natural gas. It is important to highlight that the reserves replacement ratio of crude oil in 2011 reached 169%, which is higher than the 100% replacement reached the previous year.

Consolidated Results Q4 2011

2.2 DOWNSTREAM (1)

Q4	Q3	Q4	Var.%	( Unaudited Figures)	Jan-Dec	Jan-Dec	Var.%
2010	2011	2011	Q411/Q410		2010	2011	2011/2010
880	1,779	1,004	14.1%	Operating income* (MARS)	4,187	5,100	21.8%
4,286	4,566	4,267	-0.4%	Sales of petroleum and other products in domestic market (Km3)	16,169	16,732	3.5%
617	587	522	-15.4%	Exportation of petroleum and other products (Km3)	2,892	2,486	-14.0%
331	500	385	16.3%	Sales of petrochemical products in domestic market (Ktn)	1,059	1,527	44.2%
64	18	57	-10.9%	Exportation of petrochemical products (Ktn)	227	197	-13.2%
294	311	272	-7.5%	Crude oil processed (Kboed)	304	290	-4.6%
1,262	928	2,225	76.3%	Investments (MARS)	2,538	4,284	68.8%
* In accordance with Argentine GAAP

(1)	Includes controlled companies
MARS: millions of pesos.

Operating earnings in Downstream for the fourth quarter of 2011 was ARS  1,004 million, outperforming operating earnings in the fourth quarter of 2010 by 14.1%.

The changes to a higher value added product mix in the domestic market and price adjustments, led to bigger operating earnings in the quarter, thus offsetting the increases in operating costs, higher volumes and prices of petroleum products purchases, mainly diesel imports and biofuels purchases in the local market.

The volume of crude oil processed in the quarter was 272 Kboed, 7.5% below that of the fourth quarter of 2010, mainly due to a technical stoppage scheduled in one of the topping units at La Plata Refinery (Topping unit ‘D’) that took about 60 days during October and November 2011.

Likewise, sales volumes of petroleum products in the domestic market stood at similar levels to those in the fourth quarter of 2010, with an increase in the sale of gasoline and a decrease in fuel oil sales in the local market. As regards exports, there was a 15.4% drop, mainly in petrochemical naphtha and fuel oil.

Sales of chemical products in the domestic market increased compared to the same period of the previous year by 16.3%, mainly in the segment of fertilizers, both of YPF and Profertil. This increase in the sales of fertilizers was mainly the result of a stronger demand from the Argentine agro-business sector related to a stronger activity in said sector during 2011.

Consolidated Results Q4 2011

The result of controlled companies within Downstream, including OPESSA, Refinor, YPF Brasil Comercializadora and Profertil, was ARS 260 million in the fourth quarter of 2011, 43% higher than in the previous year. This increase was mainly driven by the results of Profertil.

Cumulative results

Cumulative results in 2011 were ARS 5,100 million, 21.8% higher than the levels reached in the year 2010. Higher operating revenues have been partially offset by higher operating costs and higher purchases of crude oil, bio fuels and petroleum products.

Investment

Investments in Downstream throughout 2011 were ARS 4,284 million, outperforming those of the same period of 2010 by 68.8%, mainly as a consequence of the set of multiyear projects which seek to increase gasoline and diesel production capacity, improve fuels quality, increase YPF’s logistics capacity and storage and the performance capacity of the crude oil processed in gasoline and diesel. The main projects within this set are: the new Continuous Catalytic Reforming (CCR) unit at La Plata refinery that is expected to allow an increase in the production of octane components used in high quality motor gasoline; a new Cocking Retardation unit at La Plata refinery aiming to increase the production of gasoline and diesel; two new gasoil hydrotreating units at La Plata and Lujan de Cuyo refineries to produce high quality and low sulphur gasoil; a new gasoline hydrotreating unit at Luján de Cuyo refinery that is expected to allow the production of low sulphur gasoil and the upgrading of terminals for the addition of biofuels such as FAME and ethanol.

Additionally, investments in Downstream in the quarter were ARS 2,225 million, 76.3% above those in the fourth quarter of 2010. Such increase was attributable to the progress made in the projects abovementioned.

2.3 CORPORATE

This business segment involves mainly running costs and other activities that are not attributed to the business units.

Net costs of the fourth quarter rose to ARS 436 million, ARS 360 million higher than in the same period of 2010.

Consolidated Results Q4 2011

3. HIGHLIGHTS OF THE QUARTER AND SUBSEQUENT EVENTS

On October 13, 2011, YPF S.A. announced the acquisition of 100% of the capital stock of Energía Andina S.A., a corporation from the Mendoza Province dedicated to the exploration and exploitation of hydrocarbons and other energy activities. The purchasing price was USD 16.800.000.

On November 2, 2011, the Board of Directors meeting of YPF S.A. approved a dividend payment of ARS 7.15 per share corresponding to the 2010 results.

On February 3, 2012, the Federal Planning, Public Investment and Services Ministry, informed through a press release about the temporary interruption of the Petroleum Plus and Refining Plus Programs for large companies. The companies affected by the suspension of Petroleum Plus were: Panamerican Energy (PAE), YPF, Occidental-Sinopec, Pluspetrol, Total Austral, Enap Sipetrol and Petrobras. The companies affected by the suspension of Refining Plus were: Esso, Petrobras and YPF.

On February 3, 2012, YPF S.A. provided information to the Comisión Nacional de Valores regarding the preliminary injunction granted in connection with the file “Karcz, Miguel Angel and Other vs. REPSOL YPF S.A”, indicating that the resolutions allowing the sale, assignment or transfer of YPF shares, as long as Repsol YPF S.A. keeps, directly or indirectly, at least 10% of YPF shares, became firm.

On February 8, 2012, YPF provided information concerning the results of an external review of its reserves and unconventional contingent and prospective resources (Shale oil/gas) from the Vaca Muerta formation, conducted by Ryder Scott, an International company engaged in the certification of reserves and hydrocarbon resources. As a result of this work, YPF increased its prospects on resources and reserves from the hydrocarbon finding at the Vaca Muerta formation to 22,807 Mboe. Gross prospective resources stand at 21,167 Mboe within an area of 8,071 Km2 (where YPF holds a net interest of 5,016 Km2) and gross contingent resources reached 1,525 Mboe (over an area of around 1,100 Km2, where YPF holds a net interest of 834 Km2). Additionally, 116 MBoe have been recorded on YPF’s reserves log (3P), from the same area.

On February 23, 2012, YPF S.A. published a relevant fact in response to the information request received from the Comisión Nacional de Valores regarding some news appearing on several electronic media on certain facts that took place at the Board of Directors’ meeting of YPF S.A. Accordingly, YPF informed that, just before the beginning of said meeting and without prior notice, the Director representing class A shares, Mr. Roberto Baratta, as well as the substitute Statutory Auditor representing the same shares, Mr. Gustavo Mazzoni, came to our registered office, accompanied by government officers; and Mr. Roberto Baratta requested that such officers participate at the Board of Directors’ meeting that was going to be held. Upon consultation, the Chairman of the Board of Directors and other members had to deny such request. While the presence and participation of the Director Mr. Roberto Baratta and the substitute Statutory Auditor Mr. Gustavo Mazzoni were requested for purposes of the meeting, they chose not to attend the meeting and to leave the building instead. Subsequently, and in the absence of Director Mr. Roberto Baratta and the substitute Statutory Auditor Mr. Gustavo Mazzoni, the proposed Board of Directors’ Meeting took place, with the required quorum, according to the call orders of the day. Due to the mentioned episode, the Board of

Consolidated Results Q4 2011

Directors of the Comisión Nacional de Valores issued Resolution N° 16.757 which declared irregular and with no administrative effects the conclusions and resolutions adopted by the YPF Board of Directors’ Meeting of February 23, 2012. Finally, on March 5, 2012, YPF filed with the Board of Directors of the Comisión Nacional de Valores a judicial appeal against the Resolution N° 16.757 dated February 29, 2012, for its immediate elevation to the Exc. Chamber of Commercial appeals.

On March 1, 2012, the province of Chubut issued Decree No 271 requesting YPF to, in a period of 7 working days, present a discharge with relation to the alleged breach of its investment obligations in the exploitation concessions of El Trébol-Escalante; Campamento Central- Bella Vista Este- Cañadón Perdido and an investment plan to remediate this alleged breach. Moreover, on March 2, 2012, the Santa Cruz province, through a certified letter, requested YPF to inform the Energy Institute of that province of the technical, economic, and financial reasons for the alleged breach of its investment obligations in the concessions of Barranca Yankowsky, Barranca Baya, Cañadón de la Escondida, Cerro Grande, Cañadón León, Cañadón Seco, Meseta Espinosa, Cañadón Vasco, Cañadón Yatel, Estancia Cholita, Estanacia Cholita Norte, Cerro Guadal, Cerro Guadal Norte, Cerro Piedras, Los Sauces, El Guadal, Lomas del Cuy, Aguada Bandera, Los Monos, Cerro Bayo, la Cueva, Las Mesetas and Koluel Kaike. YPF will respond to the requests of both provinces in due course.

Investors Relations
E-mail:  inversoresypf@ypf.com
Website: www.ypf.com
Macacha Güemes 515
1106 Buenos Aires (Argentina)
Phone: 54 11 5441 1357
Fax: 54 11 5441 2113

Consolidated Results Q4 2011

4.TABLES Results Fourth Quarter 2011

Consolidated Results Q4 2011

4.1 CONSOLIDATED STATEMENT OF INCOME
YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos in accordance with Argentine GAAP)

Q4	Q3	Q4	Var.%		Jan-Dec	Jan-Dec	Var.%
2010	2011	2011	Q411/Q410		2010	2011	2011/2010

12,313	15,286	15,260	23.9%	Net sales	44,162	56,697	28.4%
(2,966)	(5,116)	(4,708)	58.7%	Purchases	(9,631)	(18,211)	89.1%
(7,480)	(7,493)	(9,093)	21.6%	Cost of sales and operating expenses	(25,056)	(29,923)	19.4%
1,867	2,677	1,459	-21.9%	Operating income	9,475	8,563	-9.6%
1	24	11	-1000.0%	Income (loss) on long-term investments	79	92	16.5%
(132)	3	50	137.9%	Other (expense) income, net	(155)	(62)	-60.0%
(45)	(15)	(292)	548.9%	Financial result and holding gains	(379)	(347)	-8.4%
1,691	2,689	1,228	-27.4%	Net income before income tax.	9,020	8,246	-8.6%
(626)	(937)	(438)	-30.0%	Income tax	(3,230)	(2,950)	-8.7%
1,065	1,752	790	-25.8%	Net income	5,790	5,296	-8.5%
2.71	4.45	2.01	-25.8%	Earnings per share	14.72	13.47	-8.5%

3,086	4,369	2,969	-3.8%	EBITDA	15,106	14,623	-3.2%
* EBITDA = Net Income+ net interest + income tax + depreciation of fixed assets

Consolidated Results Q4 2011

4.2 CONSOLIDATED BALANCE SHEET
YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos in accordance with Argentine GAAP)

	12/31/2010	12/31/2011
Current Assets
Cash	570	899
Investments	1,957	562
Trade receivables	3,322	3,473
Other receivables	3,089	3,090
Inventories	3,865	6,074
Total current assets	12,803	14,098

Noncurrent Assets
Trade receivables	28	22
Other receivables	1,587	989
Investments	594	633
Fixed assets	31,567	39,650
Intangible assets	10	7
Total noncurrent assets	33,786	41,301
Total assets	46,589	55,399
	-
Current Liabilities
Accounts payable	7,639	11,915
Loans	6,176	8,113
Salaries and social security	421	569
Taxes payable	2,571	812
Contingencies	295	396
Total current liabilities	17,102	21,805

Noncurrent Liabilities
Accounts payable	5,616	6,880
Loans	1,613	4,654
Salaries and social security	168	181
Taxes payable	523	623
Contingencies	2,527	2,521
Total noncurrent liabilities	10,447	14,859
Total liabilities	27,549	36,664

Shareholders’ Equity	19,040	18,735
Total liabilities and shareholders’ equity	46,589	55,399

Consolidated Results Q4 2011

4.3 CONSOLIDATED STATEMENT OF CASH FLOWS
YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos in accordance with Argentine GAAP)

Q4	Q3	Q4		Jan-Dec	Jan-Dec
2010	2011	2011		2010	2011
			Cash Flows from Operating Activities
1,065	1,752	790	Net income	5,790	5,296
(1)	(24)	(11)	(Income) loss on long-term investments	(79)	(92)
1,159	1,446	1,447	Depreciation of fixed assets	5,273	5,466
192	184	290	Consumption of materials and fixed assets retired	572	941
676	185	178	Increase/ Decrease in allowances/ accruals	1,382	822
766	1,068	2,137	Changes in assets and liabilities	(1,340)	1,776
32	-	10	Dividends from long-term investments.	40	37
160	72	(480)	Net charge of income tax payment	1,088	(1,476)
4,049	4,683	4,361	Net cash flows provided by operating activities	12,726	12,770
			Cash Flows from Investing Activities
(3,132)	(3,202)	(4,335)	Acquisitions of fixed assets	(8,729)	(12,289)
(10)	6	(7)	Others	105	11
(3,142)	(3,196)	(4,342)	Net cash flows used in investing activities	(8,624)	(12,278)
			Cash Flows from Financing Activities
(3,992)	(4,315)	(6,189)	Payment of loans	(13,454)	(17,748)
4,364	4,248	7,919	Proceeds from loans	14,178	21,742
(2,281)	-	(2,812)	Dividends paid	(4,444)	(5,565)
(1,909)	(67)	(1,082)	Net cash flows used in financing activities	(3,720)	(1,571)
(1,002)	1,420	(1,063)	Increase in Cash and Equivalents	382	(1,079)

3,529	1,091	2,511	Cash and equivalents at the beginning of year	2,145	2,527
2,527	2,511	1,448	Cash and equivalents at the end of year	2,527	1,448
(1,002)	1,420	(1,063)	Increase in Cash and Equivalents	382	(1,079)

Consolidated Results Q4 2011

4.4 MAIN PHYSICAL MAGNITUDES (unaudited figures)

	Unit	2010					2011
		Q1	Q2	Q3	Q4	Accum. 2010	Q1	Q2	Q3	Q4	Accum. 2011
Upstream
Crude oil production	Kbbl	22,393	22,586	22,579	20,386	87,944	21,787	16,731	20,974	21,773	81,264
NGL production	Kbbl	5,146	4,402	4,199	5,142	18,889	4,794	4,012	4,066	5,520	18,392
Gas production	Mm3	3,298	3,625	3,687	3,306	13,916	3,163	3,061	3,212	3,046	12,482
Total production	Kbpe	48,282	49,790	49,972	46,320	194,364	46,476	39,995	45,239	46,450	178,160
Downstream
Sales of petroleum and other products*
Domestic market
Gasoline	Km3	897	827	879	967	3,570	998	901	1,000	1,043	3,942
Diesel	Km3	1,990	1,981	2,001	2,196	8,168	2,081	2,188	2,217	2,189	8,675
Jet fuel and kerosene	Km3	120	117	120	124	481	108	92	106	112	418
Fuel Oil	Km3	22	157	349	184	712	63	37	240	50	390
LPG	Km3	224	295	294	221	1,034	229	296	329	217	1,071
Others***	Km3	495	447	668	594	2,204	437	469	674	656	2,236
Total domestic market	Km3	3,748	3,824	4,311	4,286	16,169	3,916	3,983	4,566	4,267	16,732
Export market
Gasoline	Km3	0	15	4	0	19	0	0	0	0	0
Jet fuel and kerosene	Km3	131	119	126	131	507	145	126	127	146	544
Fuel Oil	Km3	230	61	0	1	292	0	0	0	0	0
LPG	Km3	125	59	33	89	306	85	76	39	92	292
Others***	Km3	392	490	490	396	1,768	466	479	421	284	1,650
Total export market	Km3	877	744	653	617	2,892	696	681	587	522	2,486
Total sales of petroleum products	Km3	4,625	4,568	4,964	4,903	19,061	4,612	4,664	5,153	4,789	19,218
Sales of petrochemical products
Domestic market
Fertilizers**	Ktn	72	120	154	174	520	84	249	336	217	886
Methanol	Ktn	32	40	64	61	197	54	78	72	70	274
Others	Ktn	84	69	93	96	342	88	89	92	98	367
Total domestic market	Ktn	188	229	311	331	1,059	227	415	500	385	1,527
Export market
Fertilizers**	Ktn	27	0	0	38	65	49	8	3	41	101
Methanol	Ktn	29	39	9	5	82	31	0	0	1	32
Others	Ktn	25	17	17	21	80	19	15	15	15	64
Total export market	Ktn	81	56	26	64	227	99	23	18	57	197
Total sales of petrochemical products	Ktn	269	285	337	395	1,286	326	438	518	442	1,724
* Includes sales of Refinor at 50%
** Includes sales of Profertil at 50%
*** Includes mainly sales of petroquemical naphta, oil and base lubricants, flours, oils, greases, asphalts, coke coal, specialties and others.

Consolidated Results Q4 2011

4.5 ADDITIONAL INFORMATION ON OIL AND GAS RESERVES
(Argentine Securities Commission General Resolution No. 541)

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2011			2010
	Argentina	United States	Worldwide	Worldwide
Proved developed and undeveloped reserves
Beginning of year	530	1	531	538
Revisions of previous estimates	90	1	91	45
Extensions, discoveries and improved recovery	62		62	55
Production for the year (2)	-99	-1	-100	-107
End of year(2)	583(1)	1	584	531(1)

Proved developed reserves
Beginning of year	403	1	404	429
End of year	436	1	437	404
Proved undeveloped reserves
Beginning of year	127	-	127	109
End of year	147	-	147	127

Company‘s share in equity method investees‘ proved developed and undeveloped reserves (at the end of the year)	1	-	1	1

(1) Includes 73 million of natural gas liquids as of December 31, 2011 and 76 million of natural gas liquids as of December 31, 2010.
(2) Proved reserves of crude oil, condensate and natural gas liquids include an estimated approximately 76 as of December 31, 2011 and 66 as of December 31, 2010, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Crude oil, condensate and natural gas liquids production includes an estimated approximately 12 for the year 2011 and 13 for the year 2010 in respect of such types of payments.

	Natural gas (millions of cubic meter)*
	2011			2010
	Argentina	United States	Worldwide	Worldwide
Proved developed and undeveloped reserves
Beginning of year	71,660	63	71,723	75,656
Revisions of previous estimates	4,658	36	4,694	8,547
Extensions, discoveries and improved recovery	2,939	-	2,939	1,436
Production for the year((1)	-12,454	-29	-12,483	-13,916
End of year (1)	66,803	70	66,873	71,723

Proved developed reserves
Beginning of year	55,113	57	55,170	59,517
End of year	49,773	63	49,836	55,170
Proved undeveloped reserves
Beginning of year	16,546	6	16,552	16,140
End of year	17,031	6	17,037	16,552

Company‘s share in equity method investees‘ proved developed and undeveloped reserves (at the end of the year)	1,073	-	1,073	1,346

(1) Proved reserves of natural gas include an estimated approximately 7,192 as of December 31, 2011 and 7,277 as of December 31, 2010, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production includes an estimated approximately 1359 for the year 2011 and 1416 for the year 2010 in respect of such types of payments.

*Insignificant differences could exist due to values roundup.

Consolidated Results Q4 2011

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and Exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other Price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, including those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.
The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 9, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Market relations officer